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SEC FILE NUMBER
8-52424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Starlight Funding Investments LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1307 Bonita Ave
(No. and Street)

Berkeley	CA	94709
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Kempner Davis	510-527-6954	alan@starlightinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	Texas	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Maria Dembski_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Starlight Funding Investments LLC_____, as of ___December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHYENNE MEYERS
Notary Public, State of Texas
Comm. Expires 06-26-2022
Notary ID 131619462

Signature: _____

Title: ___CFO_____

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STARLIGHT FUNDING INVESTMENTS, LLC

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2021

Contents

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Starlight Funding Investments LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Starlight Funding Investments LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Starlight Funding Investments LLC as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Starlight Funding Investments LLC's management. Our responsibility is to express an opinion on Starlight Funding Investments LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Starlight Funding Investments LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Starlight Funding Investments LLC's financial statements. The supplemental information is the responsibility of Starlight Funding Investments LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as Starlight Funding Investments LLC's auditor since 2019.

Sugar Land, Texas

March 23, 2022


Starlight Funding Investments
Statement of Financial Condition
As of December 31, 2021


ASSETS

Cash	$	10,230
Accounts receivable		25
Prepaid expenses		1,802
TOTAL ASSETS	$	12,057

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	2,712
TOTAL LIABILITIES		2,712
Member's Equity		9,345
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,057

The footnotes are an integral part of the financial statements.

Starlight Funding Investments, LLC
Statement of Operating Loss
Year Ended December 31, 2021

Revenue

Consulting Income	$	10,325
Private Placements	$	24,500
Success Fee Income	$	144,612
Other		3,547
TOTAL REVENUE		182,984

Expenses

Commissions expense	155,226
Licensing and registration	4,910
Professional fees	20,527
Other expenses	6,992
TOTAL EXPENSES	187,655
NET LOSS	$ (4,671)

The footnotes are an integral part of the financial statements.

Starlight Funding Investments
Statement of Changes in Member's Equity
Year Ended December 31, 2021

	Total	
Balances on December 31, 2020	$	11,657
Contributions from member - cash		2,359
Member Distribution		
Net Loss		(4,671)
Balances on December 31, 2021	$	9,345

The footnotes are an integral part of the financial statements.

Starlight Funding Investments

Statement of Cash Flows

Year Ended December 31, 2021

		TOTAL
OPERATING ACTIVITIES		
Net Loss	$	(4,671)
Adjustments to reconcile net income to net cash provided by (used in) operations:		
Accounts Receivable - Non-customer		9,000
Prepaid Expenses		(510)
Accounts Payable		(6,018)
Net cash provided by (used in) operating activities	$	(2,199)
FINANCING ACTIVITIES		
Member Capital		2,359
Member Distribution		-
Net cash provided by financing activities		$2,359
Net cash increase for period	$	160
Cash at beginning of period	$	10,070
Cash at end of period	$	10,230

The footnotes are an integral part of the financial statements.

STARLIGHT FUNDING INVESTMENTS, LLC
Notes to Financial Statements
December 31, 2021

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:
Starlight Funding Investments, LLC, (Company), was organized in the State of Texas on November 30, 1999. The Company has adopted a calendar year.

The Company, located in Berkley, CA, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

Starlight Funding Investments, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption is required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

Starlight Funding Investments, LLC files an exemption report because our company provides private placements of debt and equity securities of corporation and other entities, during the report period Starlight Funding Investments, LLC (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3.

Significant Accounting Policies:
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents
The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognitions of Bad Debt
The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Revenue recognizes when performance obligations are met for success fees or private placement fees which is upon the closing of a transaction.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Income Taxes

The company was formed as a limited liability company and elected to be treated as a sole proprietorship for federal income tax purposes.

Concentrations

The company specializes in mergers and acquisitions, private capital formations, fairness opinions and business valuations.

Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2021, through March 23, 2022; the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Note 2   -   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2021, the Company had net capital of $7,518.00, which was $2.518.00 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .36 to 1.

Note 3   -   Possession of Control Requirements

Starlight Funding Investments, LLC (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or

(b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3). There were no material inadequacies in the procedures followed in adhering to the exemptive provision

Note 4 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects in the various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results, of operations, or cash flows of the Company.

Note 5 - Rent

There was no rent expense in 2021.

STARLIGHT FUNDING INVESTMENTS, LLC
Schedule I: Computation of Net Capital
Pursuant to Rule 17a-5
December 31, 2021

Computation of Net Capital

Total member's equity qualified for net capital	$ 9,345
Deductions and/or charges	
Non-allowable assets:	
Accounts Receivable	25
Intercompany Receivables	-
Prepaid expenses	1,802
Net Capital	$ 7,518
Aggregate indebtedness	
Accounts payable	$ 2,712
Total aggregate indebtedness	$ 2,712
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 2,518
Ratio of aggregate indebtedness to net capital	.36 to 1

See accountant's audit report.

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

STARLIGHT FUNDING INVESTMENTS, LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2021

Starlight Funding Investments, LLC files an exemption report because our company provides private placements of debt and equity securities of corporation and other entities, during the report period Starlight Funding Investments, LLC (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3); and Starlight Funding Investments, LLC.

A computation of reserve requirement is not applicable to Starlight Funding Investments, LLC.

STARLIGHT FUNDING INVESTMENTS, LLC
Schedule III - Information Relating to the Possessionor
Control Requirements Under Rule 15c3-3
As of December 31, 2021

Starlight Funding Investments, LLC files an exemption report because our company provides private placements of debt and equity securities of corporation and other entities, during the report period Starlight Funding Investments, LLC (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3); and Starlight Funding Investments, LLC.

Information Relating to the Possession or Control Requirements is not applicable to Starlight Funding Investments, LLC.

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Starlight Funding Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Starlight Funding Investments, LLC states that the Company file an exemption report because The Company provides private placements of debt and equity securities of corporation and other entities; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); and (2) Starlight Funding Investments, LLC stated that Starlight Funding Investments, LLC met the identified exemption provisions throughout the year ended December 31,2021 without exception. Starlight Funding Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Starlight Funding Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
March 23, 2022

STARLIGHT   FUNDING   INVESTMENTS, LLC

1307 Bonita Avenue
Berkeley, CA 94709
Tel: (510) 527-6954
Fax: (510) 527-7530

Starlight Funding Investments, LLC Assertions

Starlight Funding Investments, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

Starlight Funding Investments, LLC files an exemption report because our company provides private placements of debt and equity securities of corporation and other entities, during the report period Starlight Funding Investments, LLC (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3); and Starlight Funding Investments, LLC met the identified exemption provisions throughout the year ended December 31,2021.

Starlight Funding Investments, LLC.

I, Maria Dembski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Maria Dembski, CFO

February 02, 2022